Business Combination of High Plains Uranium, Inc. with Energy
Metals Corporation Receives Court Approval

Vancouver, British Columbia and Cheyenne, Wyoming, January 11, 2007 - Energy Metals Corporation (TSX: EMC; NYSE Arca: EMU) ("Energy Metals") and High Plains Uranium, Inc. (TSX: HPU) ("High Plains") are pleased to announce that The Court of Queens Bench, Saint John, New Brunswick has granted final approval for the plan of arrangement giving effect to the business combination between High Plains and Energy Metals.

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Energy Metals Corporation

Energy Metals Corporation is a TSX and NYSE Arca listed Canadian company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

High Plains Uranium, Inc.

High Plains Uranium, Inc. is a TSX listed Canadian company engaged in the acquisition and exploration of previously explored uranium properties, focusing on the States of Wyoming and Texas. Its goal is to become a uranium producer at the earliest possible opportunity utilizing in-situ leach mining technology. Since its establishment, High Plains has been assembling a seasoned management team to identify, acquire and cultivate strategic acquisitions.

For further information contact:

Paul Matysek, CEO and President Energy Metals Corporation Tel: (604) 684 – 9007 Email: pm@energymetalscorp.com	Thomas Parker, CEO and President High Plains Uranium, Inc. Tel: (307) 433 – 8708 Email: tparker@hpur.com
Bill Sheriff, Director and Executive Vice President Energy Metals Corporation Tel: (972) 333 – 2214 Email: wms@energymetalscorp.com